

VIVIANO AND ASSOCIATES, PC > CPAS

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Avila's Restaurant Number 2, LLC
Dallas, Texas

We have reviewed the accompanying financial statements of Avila's Restaurant Number 2, LLC (a Limited Liability Company), which comprise the balance sheet as of November 7, 2018, and the related statements of changes in member's equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Viviano & Associates, P.C.

Dallas, Texas
November 28, 2018

Ph: 972-233-8111 | Fx: 972-233-1799 | 15660 Dallas Parkway, Suite 1450 | Dallas, TX 75248 | vivcpa.com

**Avila's Restaurant Number 2, LLC**
**Balance Sheet**
**November 7, 2018**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 120 |
| Total Assets | $ | 120 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | $ | - |
| Member's Equity | | 120 |
| Total Liabilities and Member's Equity | $ | 120 |

## Avila's Restaurant Number 2, LLC
## Statement of Changes in Member's Equity
## Period Ended November 7, 2018

| | | |
|---|---|---:|
| Member's Equity, beginning | $ | - |
| | | |
| Member Contributions | | 120 |
| Member's Equity, ending | $ | 120 |

**Avila's Restaurant Number 2, LLC**
**Statement of Cash Flows**
**Period Ended November 7, 2018**

| | | |
|---|---|---:|
| Cash flows from operating activities; | | |
| Net income (loss) | $ | - |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Total adjustments | | - |
| Net cash provided (used) by operating activities | | - |
| | | |
| Cash flows from investing activities: | | |
| Net cash provided (used) by investing activities | | - |
| | | |
| Cash flows from financing activities: | | |
| Member contributions | | 120 |
| Net cash provided (used) by financing activities | | 120 |
| | | |
| Net increase (decrease) in cash and equivalents | | 120 |
| Cash and equivalents, beginning of year | | - |
| Cash and equivalents, end of year | $ | 120 |

**Avila’s Restaurant Number 2, LLC**
**Notes to Financial Statement**
**November 7, 2018**

## NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Avila’s Restaurant Number 2, LLC was organized in the State of Texas on September 13, 2018, and formed for the purpose of restaurant services in Dallas, Texas.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. No significant estimates are applicable to the accompanying financial statements.

## NOTE 2- SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to and through the date which the financial statements were available to be issued, which was November 28, 2018. No material subsequent events have occurred which would require adjustment to or disclosure in the financial statements.